SCHEDULE B

ADMINISTRATIVE SERVICE FEE SCHEDULE

ADMINISTRATIVE SERVICE FEE

For the services rendered by the Administrator in its capacity as administrator the Trust shall pay the Administrator within ten (10) days after receipt of an invoice from the Administrator at the beginning of each month, a fee equal to the greater of the following, for each series of the Trust approved by the Board of Trustees of the Trust for inclusion hereunder:

 NET ASSET CHARGE (based upon prior month average net assets):

Assets up to $100 million

              10 basis points (.10%)

Assets  from $100 million up to $250 million

8 basis points (.10%)

                Assets from $250 million to $500 million

5 basis points (.05%)

                Greater than $500 million                                                     3 basis points (.03%)

OR

MINIMUM FEE:

$40,000 per year (a)

(a)  No minimum charge for the Reservoir Fund

On each anniversary date of this agreement, the fees enumerated above many be increased by the change in the Consumer Price Index for the Northeast region (CPI) for the twelve-month period ending with the month preceding such annual anniversary date.  Any CPI increases not charges in any given year may be included in prospective CPI increases in future years.  For the first year of this Agreement, fees will be adjusted to include CPI increases for the following years: 2000, 2001, 2002, and 2003.

STATE REGISTRATION (BLUE SKY) FEES

The fees enumerated above include the initial state registration, renewal and maintenance of registrations (as detailed in Paragraph 1(l) DUTIES OF THE ADMINISTRATOR) for three (3) states. Each additional state registration requested will be subject to the following fees per fund:

                       Initial registration                  $295.00

                       Registration renewal             $150.00

                       Sales reports (if required)     $  25.00

OUT OF POCKET EXPENSES

The Trust shall reimburse the Administrator for any out-of-pocket expenses, exclusive of salaries, advanced by the Administrator in connection with but not limited to the printing or filing of documents for the fund, travel, telephone, quotation services, facsimile transmissions, stationery and supplies, record storage, postage, telex, and courier charges, incurred in connection with the performance of its duties hereunder. The Administrator shall provide the fund with a monthly invoice of such expenses and the fund shall reimburse the Administrator within fifteen (15) days after receipt thereof.

 SPECIAL REPORTS

All reports and/or analyses requested by the Trust, its auditors, legal counsel, portfolio manager, or any regulatory agency having jurisdiction over the Trust, that are not in the normal course of fund administrative activities as specified in Section 1 of this Agreement shall be subject to an additional charge, agreed upon in advance, based upon the following rates:

                       Labor:

                         Senior staff - $150.00/hr.

                         Junior staff - $ 75.00/hr.

                        Computer time - $45.00/hr.

FIN 48 COMPLIANCE

$250 per quarter per Fund

The parties hereto agree to the terms of this Schedule effective as of the 25th day of June  2009.

ADVISORONE FUNDS

GEMINI FUND SERVICES, LLC

By:  /s/ W. Patrick Clarke

By: /s/ Andrew Rogers

W. Patrick Clarke, President                         Andrew Rogers, President